VITRO REPORTS UNAUDITED
SECOND QUARTER 2003 RESULTS
Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA)
July 28, 2003
San Pedro Garza García, Nuevo León, México

Consolidated Results
* Given the slow economic activity and associated low demand during the first five months of the year, consolidated sales declined by 5.5 percent YoY to US$575 million and EBITDA 25.5 percent to US$87 million. However, June's results reflected improvement over all three business units
* A 9.5 percent and 8.3 percent gain increase in sales and a in EBITDA respectively, QoQ reflect an improving trend for the rest of the year
*An increase of US$12 million in energy and raw material costs, as well as a reduction in inventories affecting profitability by US$15 million YoY, undermined savings generated by lower Selling, General & Administrative Expenses along with ongoing cost reduction efforts
* Consolidated debt continued to decrease reaching US$1,442 million as of June 30, 2003, declining 5.8 percent QoQ.
* Consolidated net income increased by $US65 million YoY, resulting in US$5 million for 2Q'03 due to lower financing costs from a non cash exchange gain compared with an exchange loss during 2Q' 02.

Flat Glass
* Sales were US$276 million down 2.1 percent YoY and, in line with our forecasted, EBITDA declined by 14 percent to US$36 million
* The scheduled major maintenance in one of Monterrey's floats, did not affect the business unit's customer requirements, as production was partially replaced with lower margin, third party products. However, the inventory reduction associated with this maintenance, as well as lower margins of outsourced products contributed to the decline in profitability. Other factors affecting profitability include the increased higher energy costs YoY.
*Vitro CristalGlass, our Spanish subsidiary, together with the recently acquired Portuguese operation, increased sales YoY by over 46 percent reflecting a positive construction environment
*The Company continues to grow in the auto replacement segment, which YTD represents 65 percent of total automotive glass sales
*Weaker demand from OEM auto producers resulted in low capacity utilization in this segment, affecting both sales and EBITDA
*For 2003, dividends will not be paid in the Vitro Plan joint venture thus allocating resources to the capital expenditures of ongoing projects

Glass Containers
* Sales were down 9.3 percent to US$230 million and EBITDA declined 31.1 percent to US$41 million
*Colder than expected weather continued to affect the beverage segment, even though June's results reflect an inflection in this trend
*Lower demand in the food segment as well as scheduled customer inventory realignment negatively impacted sales
*The business unit is partially compensating such decreases with the development of new products that are consistent with the strategy to expand in niche markets. For example, the non-returnable 8 ounce Coca Cola bottle has increased, in volume terms, 113 percent YTD
*Exports increased 6.6 percent YoY driven mainly by the wine and liquor segments
*Profitability was affected by the resulting low capacity utilization, a less profitable sales mix and higher YoY energy and raw materials costs

Glassware
* Sales declined 8.5 percent to US$64 million and EBITDA 36.2 percent to US$12 million
* Lower sales reflected weak demand in the retail segment within the US market and the Mexican industrial segment.
* Lower YoY capacity utilization, a less profitable sales mix, higher YoY energy and raw materials costs, and the business unit's strategy to lower inventories as a mean to increase cash flow reduced EBITDA
* This situation was partially compensated in June by an increase in the export trend

The consolidated financial results, income statement, and cash flows for the six-month period ended June 30, 2002 and 2003, last twelve months as of June 30, 2002 and 2003, account for Vitromatic, S.A. de C. V. as a discontinued operation. All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each day by the daily fix exchange rate published by Banxico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. The exchange rate as of June 30, 2003 was 10.4176 pesos per US dollar. Certain amounts may not sum due to rounding.

This announcement contains historical information, certain management's expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

Second Quarter 2003 results
Conference Call and Web cast

Tuesday July 29, 2003

11:30 AM U.S. EST - 10:30 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through Friday, August 29, 2003. For inquiries regarding the conference call, please contact Alexander Fudukidis of Breakstone & Ruth via telephone at (646) 536-7012, or via email at afudukidis@breakstoneruth.com.

For further information, please contact:

Investor Relations Beatriz Martinez / Jorge Torres Vitro S.A. de C.V. + (52) 81-8863-1258 / 1240 bemartinez@vitro.com JTorres@vitro.com	U.S. agency Alex Fudukidis / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 afudukidis@breakstoneruth.com Sborinelli@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

Consolidated Results

Sales

Consolidated net sales for the quarter declined 5.5 percent YoY or US $33 million to $575 million. In addition to weather issues and inventory realignment by a major customer in the Glass Container operations, sluggish economic activity in the US and Mexico continued to be the single most important factor affecting Vitro's three business units.

Table 1
Total Consolidated Sales
(Millions)
			YoY%			YoY%			YoY%
	2Q'03	2Q'02	Change	6M'03	6M'02	Change	LTM'03	LTM'02	Change

Total Consolidated Sales (Pesos)	5,966	6,287	(5.1)	11,616	11,939	(2.7)	23,924	24,416	(2.0)

Flat Glass	2,866	2,930	(2.2)	5,677	5,660	0.3	11,433	11,638	(1.8)
Glass Containers	2,388	2,616	(8.7)	4,616	4,943	(6.6)	9,755	9,980	(2.2)
Glassware	662	714	(7.2)	1,227	1,290	(4.9)	2,566	2,696	(4.8)
			--			--			--
Domestic Sales	2,752	2,952	(6.8)	5,366	5,600	(4.2)	11,272	11,612	(2.9)
Export Sales	1,577	1,641	(3.9)	3,029	3,070	(1.3)	6,033	6,046	(0.2)
Foreign Subsidiaries	1,638	1,695	(3.4)	3,221	3,269	(1.5)	6,619	6,757	(2.0)

Total Consolidated Sales	575	608	(5.5)	1,100	1,168	(5.8)	2,274	2,376	(4.3)

Flat Glass	276	282	(2.1)	538	549	(2.1)	1,087	1,124	(3.3)
Glass Containers	230	254	(9.3)	437	486	(10.0)	928	975	(4.8)
Glassware	64	70	(8.5)	116	128	(9.8)	244	267	(8.6)
			--			--			--
Domestic Sales	265	290	(8.6)	505	563	(10.3)	1,071	1,159	(7.6)
Export Sales	152	158	(4.0)	287	299	(4.2)	573	586	(2.2)
Foreign Subsidiaries	158	159	(1.1)	308	306	0.8	630	630	(0.0)

% Foreign Currency Sales* / Total Sales	53.9%	52.3%	1.6 pp	54.0%	51.8%	2.2 pp	53.0%	51.2%	2 pp
% Export Sales / Total Sales	26.4%	26.0%	0.4 pp	26.1%	25.6%	0.5 pp	25.2%	24.7%	0.5 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBITDA for the quarter decreased YoY by 25.5 percent to US$87 million. EBIT fell 36.5 percent. Soft demand, which decreased capacity utilization, reduced fixed cost absorption. The Company's on going strategy to lower inventories and focus on cash flow, also affected profitability by approximately 50 percent of the total YoY decrease in EBITDA, or US$15 million.

Cost of sales increased YoY across all business units. This is mainly the result of increases of 20 percent in energy costs, which has affected the Company's results by US$8 million YoY and US$17 million YTD, and raw materials costs by approximately 4.8 percent or US$4 million YoY, and YTD US$2.3 million. This two factors alone, more than offset cost reduction and productivity programs. It is worth mentioning that our cost reduction and re-organizational programs implemented over the last year, reflect a decrease in Selling, General and Administrative expenses of 15.3 percent or US$18 million YoY, and US$28 million YTD.

Table 2
EBIT and EBITDA
(Millions)

			YoY%			YoY%			YoY%
	2Q'03	2Q'02	Change	6M'03	6M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
Consolidated EBIT	434	680	(36.2)	771	1,187	(35.1)	1,595	2,132	(25.2)
Margin	7.3%	10.8%	-3.5 pp	6.6%	9.9%	-3.3 pp	6.7%	8.7%	-2 pp

Flat Glass	235	262	(10.6)	478	519	(7.9)	813	1,150	(29.3)
Glass Containers	192	356	(46.1)	361	640	(43.6)	930	1,019	(8.7)
Glassware	55	118	(53.6)	43	155	(72.4)	152	338	(55.0)

Consolidated EBITDA	905	1,203	(24.8)	1,770	2,226	(20.5)	3,683	4,262	(13.6)
Margin	15.2%	19.1%	-3.9 pp	15.2%	18.6%	-3.4 pp	15.4%	17.5%	-2.1 pp

Flat Glass	373	433	(13.9)	803	850	(5.5)	1,505	1,806	(16.7)
Glass Containers	421	603	(30.2)	824	1,133	(27.3)	1,880	2,033	(7.5)
Glassware	121	187	(35.2)	181	293	(38.4)	433	606	(28.5)

Nominal Dollars
Consolidated EBIT	42	66	(36.5)	74	116	(36.2)	152	207	(26.3)
Margin	7.3%	10.8%	-3.5 pp	6.7%	9.9%	-3.2 pp	6.7%	8.7%	-2 pp

Flat Glass	23	25	(9.9)	45	50	(9.2)	77	111	(30.4)
Glass Containers	18	35	(46.8)	34	63	(45.7)	89	100	(11.2)
Glassware	5	12	(54.3)	4	15	(71.8)	15	33	(55.7)

Consolidated EBITDA	87	117	(25.5)	168	220	(23.8)	352	419	(16.0)
Margin	15.2%	19.2%	-4 pp	15.2%	18.8%	-3.6 pp	15.5%	17.6%	-2.1 pp

Flat Glass	36	42	(14.0)	76	83	(8.6)	143	176	(18.8)
Glass Containers	41	59	(31.1)	78	113	(30.9)	179	201	(10.8)
Glassware	12	18	(36.2)	17	29	(41.0)	41	60	(31.1)

Financing Cost

For the quarter, the Company recorded a consolidated financing cost of US$15 million, compared with US$150 million for the same quarter of 2002. The positive effect was mainly due to a non-cash exchange gain of US$15 million during 2Q'03 compared with a non-cash exchange loss of US$129 million during 2Q'02. The exchange gain was generated by the 2.4 percent appreciation of the Mexican peso against the U.S. dollar over the 2003 April-June period.

The weighted average cost of debt ("WACD") for the quarter was 8.45 percent, lower than the same period of 2002, which was of 8.6 percent. The decrease is mainly due to a general decrease in interest rates, both for US dollar and Mexican peso denominated rates. Our WACD is calculated by actual interests paid to banks and the market. However, the Company paid higher interest expenses YoY mainly due to the payment of currency and interest derivate transactions. In addition, outstanding funds related to the Certificados Bursatiles Issues were not applied until the end of 2Q03, affecting average debt balances during the quarter.

Table 3
Total Financing Cost
(Millions)

			YoY%			YoY%			YoY%
	2Q'03	2Q'02	Change	6M'03	6M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
Interest Expense	389	322	20.7	752	629	19.5	1,442	1,318	9.4
Interest Income	(21)	(15)	44.0	(53)	(18)	201.1	(93)	(28)	230.1
Foreign Exchange Loss (Gain)	(158)	1,307	--	106	1,104	(90.4)	572	1,274	(55.1)
Monetary Position (Gain)	(116)	(168)	(31.3)	(278)	(379)	(26.5)	(691)	(715)	(3.4)
Other Financial Expenses (Net)*	64	71	(10.0)	129	145	(10.8)	241	359	(33.0)
Total Financing Cost (gain)	159	1,517	(89.5)	655	1,482	(55.8)	1,470	2,208	(33.4)

Nominal Dollars
Interest Expense	38	32	18.6	71	63	12.2	137	132	4.1
Interest Income	(2)	(1)	45.0	(5)	(2)	190.7	(9)	(3)	218.5
Foreign Exchange Loss (Gain)	(15)	129	--	8	108	(93.0)	51	123	(58.4)
Monetary Position (Gain)	(11)	(17)	(33.3)	(26)	(38)	(32.0)	(65)	(72)	(8.5)
Other Financial Expenses (Net)*	6	7	(11.7)	12	15	(17.0)	23	36	(36.1)
Total Financing Cost (gain)	15	150	(89.9)	59	145	(59.2)	137	216	(36.7)
* Net of non related interest products.

Taxes

Deferred income tax comparisons YoY were affected by higher tax losses in 2002 from the Company's subsidiaries due to devaluation of the Mexican peso against the US Dollar in such period.

Table 4
Taxes and Profit Sharing to Workers
(Millions)

			YoY%			YoY%			YoY%
	2Q'03	2Q'02	Change	6M'03	6M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
Accrued Income Tax	93	109	(15.2)	186	184	1.2	374	222	68.7
Deferred Income Tax	71	(477)	--	(40)	(681)	(94.1)	(219)	(765)	(71.4)
Total Income Tax	164	(368)	--	146	(497)	--	155	(543)	--
Profit Sharing to Workers	15	24	(37.1)	39	50	(22.1)	37	90	(58.9)
Total Taxes and PSW	179	(344)	--	185	(447)	--	192	(453)	--

Nominal Dollars
Accrued Income Tax	9	11	(16.3)	18	18	(2.3)	35	21	69.0
Deferred Income Tax	7	(47)	--	(3)	(68)	(95.9)	(20)	(76)	(74.2)
Total Income Tax	16	(37)	--	15	(50)	--	16	(55)	--
Profit Sharing to Workers	1	2	(38.5)	4	5	(27.9)	4	5	(11.7)
Total Taxes and PSW	17	(34)	--	19	(45)	--	20	(50)	--

Consolidated Net Income

Consolidated net income increased by US$65 million YoY, resulting in US$5 million for 2Q'03, compared with a consolidated net loss of US$60 million for the same period in 2002. This improvement resulted from higher total financing costs during 2002, generated by non-cash items. Other income loss is attributable to the write-off of non-productive assets within the construction segment of Flat Glass.

Capital Expenditures

In the second quarter capital expenditures totaled US$48 million primarily at the Flat Glass and Glass Containers operations. Flat Glass accounted for 54 percent or US$26 million, mainly for the 50/50 joint venture at Mexicali in conjunction with AFG, the U.S. subsidiary of Asahi Glass Inc. as well as to refurbishment Monterrey's (VF2) furnace. 40 percent or US$19 million was spent in Glass Containers for maintenance purposes in both Mexican and Central American facilities.

Consolidated Financial Position

Consolidated outstanding debt as of June 30, 2003 of US$1,442 million considers the netting of reserve and collection accounts created in connection with the syndicated facilities at Flat Glass and Glass Containers. Such amounts were registered in previous quarters as "long-term restricted assets" and totaled US$44 million as of June 30, 2003. Since the sole purpose of these investments is to pay down debt related with the syndicated facilities, the Company is adjusting its numbers, in accordance with Mexican GAAP, to net the effect of the reserve and collection accounts with its consolidated debt. As of 2Q'03, the Company reclassified historical figures to reflect the netting effect of such accounts. For ease of comparison, the following table the above mentioned effect for the last quarters. The Glass Containers reserve and collection accounts, for a total amount of approximately US$22 million were reclassified to be netted from August 2001 and thereafter. The Flat Glass reserve account for approximately US$23 million, was netted starting February 2003, when the syndicated operation was closed.

Consolidated debt decreased QoQ by US$90 million or 5.8 percent, from US$1,532 million as on March 31, 2003 to US$1,442 million on June 30, 2003, derived mainly from usage of cash.

Financing activities as of June 30, 2003 consider the sale of Vitro America's invoices to a new off-balance securitization agreement with Wachovia Bank for a notional amount of US$40 million from which the Company drew down US$33 million. Such resources were applied to pay down debt after the end of 2Q'03. It also considers a bridge loan in connection with the construction of the Flat Glass facility at Mexicali for US$11.2 million.

Table 5
Debt Indicators
(Million dollars except as indicated)

	2Q'03	1Q'03	4Q'02	3Q'02	2Q'02

Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	2.3	2.6	2.7	2.8	2.6

Leverage
(Total Debt / EBITDA) (Times) LTM	4.1	4.1	3.7	3.3	3.7

Total Debt	1,442	1,531	1,433	1,346	1,511
Short-Term Debt(1)	448	487	449	483	603
Long-Term Debt	994	1,044	984	863	908

Currency Mix (%) dlls / Pesos / UDI's	53/47/0	57/43/0	66/34/0	72/ 27/1	88/11/1
Weighted Average Cost of Debt (%)	8.8	9.2	8.8	9.0	8.6

(1) Historical figures consider the net effect of the reserve and colection accounts from the Syndicated Facilities at Glass Containers and Flat Glass
(2) Short term debt includes current maturities of long-term debt.

Debt Profile as of June 30, 2003

* The Company's average life of debt is currently 3.1 years.
* 44 percent of debt maturing in the period July 2003 - June 2004, or approximately US$198 million, is related to trade finance.

(1) As previously mentioned, the Company purchased an interest rate cap to protect US$350 million in debt. Including the cap transaction, the rate profile of the Company's debt was 64 percent fixed rate, 21 percent floating rate plus a fixed spread and 15 percent market conditions.

* Revolving debt accounts for 50 percent of total short term debt. This type of debt is usually renewed within periods of 28 to 180 days.
* Amortizations of long term debt are mostly related with the syndicated facilities at the three businesses. The Company is currently seeking to refinance maturities at Glass Containers and Glassware.
* Market debt is mostly related with short term Euro Commercial Paper and short term Certificados Bursatiles that the Company uses frequently as another means of short term finance and as a way to maintain its presence in this type of markets.

* Market maturities during 2007 include the Yankee Bond and Medium Term Notes which were initially issued in UDI's and are currently swapped to pesos.
* Market maturities from 2008, 2009 and thereafter, consider the Certificados Bursátiles

Cash Flow

Reductions in working capital needs for the quarter resulted mainly from a US$33 million off-balance securitization transaction at Vitro America, which was partially compensated by an increase in accounts receivables; as well as reductions in inventory balances across all three business units. Dividends paid for the period corresponded to minority interests from joint venture partners in the U.S. and majority interests. Cash taxes were lower YoY due to exchange losses and tax refunds. Free cash flow was allocated to the Company's Pension Fund Plan and to pay deferred charges and severance payments.

Table 6
Cash Flow Analysis
(Millions)

			YoY%			YoY%			YoY%
	2Q'03	2Q'02	Change	6M'03	6M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
EBITDA	905	1,203	(24.8)	1,770	2,226	(20.5)	3,683	4,262	(13.6)
(-) Net Interest Expense	496	499	(0.5)	822	745	10.4	1,624	1,644	(1.2)
(-) Capex	502	236	112.5	912	465	96.2	1,481	991	49.4
(+/-) Working Capital	(416)	82	--	51	701	(92.8)	209	(310)	--
(-) Dividends	164	188	(13.0)	230	307	(25.1)	278	323	(14.2)
(-) Cash Taxes paid	8	30	(74.4)	(38)	201	--	(28)	330	--
Net Free Cash Flow	151	167	(9.9)	(207)	(194)	7.2	119	1,284	(90.7)

Nominal Dollars
EBITDA	87	117	(25.5)	168	220	(23.8)	352	419	(16.0)
(-) Net Interest Expense(2)	50	49	1.7	78	74	5.9	155	163	(4.9)
(-) Capex	48	23	107.3	86	46	86.1	141	98	43.1
(+/-) Working Capital(3)	(40)	8	--	3	71	(95.2)	17	(32)	--
(-) Dividends	16	18	(11.7)	22	30	(27.5)	26	32	(16.4)
(-) Cash Taxes paid	1	2	(51.9)	(3)	19	--	(2)	33	--
Net Free Cash Flow	12	17	(27.3)	(19)	(21)	(11.5)	14	124	(88.6)
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes other financial expenses and products.
(3) It's being reexpresed to include; Clients, Inventories, suppliers and other current assets and liabilities

Flat Glass
(49 percent of Consolidated Sales)

Sales

Flat Glass consolidated net sales fell 2.1 percent YoY as spending in both Mexico and the US declined. The domestic construction industry was affected by the Easter and Mexican Labor Day holidays which reduced production volumes resulting in a 6.7 percent decline in domestic sales. However, the impact was somewhat modified by a 13.5 percent YoY increase in average prices during the quarter in USD terms which reflect a 30 percent YoY increase in higher priced, value added products such as duo vent windows.

Our U.S. subsidiary, Vitro America, posted a decrease in sales YoY by 3.0 percent. However, it shows a positive trend as QoQ sales increased by 8 percent.

Vitro's European operations, rose 46 percent supported by strong growth in the Spanish construction market and the incorporation of Vidraria Chaves, our Portuguese subsidiary which was acquired on December of 2002 accounting for approximately 15 percent of the increase.

The auto replacement market, which now accounts for approximately 65 percent of the automotive glass sales, experienced positive results. Domestic and export replacement sales rose by 7 percent each. Although total volumes in the automotive segment were down, average prices in USD terms increased YoY partially offsetting the decline.

In the OEM automotive segment, a combination of flat sales, high inventories and low production levels within the auto industry affected the demand of our products. Domestic OEM sales decreased by 13 percent YoY and export sales declined by 17 percent during the same period.

EBIT and EBITDA

Second quarter EBIT and EBITDA decreased YoY by 9.9 percent and 14.0 percent respectively. This decrease is mostly explained by inventory reductions resulting from the 81-day refurbishment of the VF2 float at Monterrey during the quarter, as well as increases in energy costs YoY and lower margins as a result of outsourced products. Within the auto segment, lower demand resulted in lower capacity utilization which in turn decreased our fix cost absorption.

European operations have helped to partially compensate the overall decrease by reporting YoY EBIT and EBITDA increases of 18 percent and 22 percent respectively.

Lower SG&A generated YoY also helped compensate part of the decrease in EBIT and EBITDA.

For 2003, dividends will not be paid in the Vitro Plan joint venture thus allocating resources to the capital expenditures of ongoing projects.

Table 7
Flat Glass
(Millions)

			YoY%			YoY%			YoY%
	2Q'03	2Q'02	Change	6M'03	6M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
Consolidated Net sales	2,866	2,930	(2.2)	5,677	5,660	0.3	11,433	11,638	(1.8)
Net Sales
Domestic Sales	816	830	(1.8)	1,655	1,612	2.7	3,319	3,446	(3.7)
Exports	663	727	(8.8)	1,347	1,394	(3.4)	2,716	2,699	0.6
Foreign Subsidiaries	1,387	1,372	1.1	2,675	2,653	0.8	5,397	5,493	(1.7)
EBIT	235	262	(10.6)	478	519	(7.9)	813	1,150	(29.3)
EBITDA	373	433	(13.9)	803	850	(5.5)	1,505	1,806	(16.7)

EBIT Margin	8.2%	9.0%	-0.8 pp	8.4%	9.2%	-0.8 pp	7.1%	8.4%	-1.3 pp
EBITDA Margin	13.0%	14.8%	-1.8 pp	14.1%	15.0%	-0.9 pp	13.2%	14.1%	-0.9 pp

Nominal Dollars
Consolidated Net sales	276	282	(2.1)	538	549	(2.1)	1,087	1,124	(3.3)
Domestic Sales	79	81	(3.1)	156	161	(3.0)	315	342	(7.7)
Export Sales	64	72	(10.7)	126	141	(10.2)	258	270	(4.7)
Foreign Subsidiaries	133	129	3.4	256	248	3.1	514	512	0.3
EBIT	23	25	(9.9)	45	50	(9.2)	77	111	(30.4)
EBITDA	36	42	(14.0)	76	83	(8.6)	143	176	(18.8)

EBIT Margin	8.2%	8.9%	-0.7 pp	8.4%	9.1%	-0.7 pp	7.1%	9.9%	-2.8 pp
EBITDA Margin	13.0%	14.8%	-1.8 pp	14.1%	15.1%	-1 pp	13.2%	15.5%	-2.3 pp

Volumes
Flat Glass (Thousands of Metric Tons)	151.9	173.3	(12.4)	304.3	336.2	(9.5)	635.0	674.7	(5.9)
Fiber Glass (Thousands of Metric Tons)	8.9	9.1	(1.7)	18.2	17.1	6.3	33.2	32.5	2.3

Capacity utilization
Flat Glass furnaces(1)	66%	100%	-34pp	75%	100%	-25pp
Flat Glass auto segment	73%	96%	-23pp	77%	92%	-15pp
Fiber Glass	92%	85%	7.1pp	91%	86%	4.2pp
(1) 2Q'03 considers the refurbishment of one float, which represents aproximately 39% of total capacity, during the whole quarter.

Glass Containers
(40 percent of Consolidated Sales)

Sales

Consolidated net sales for the Glass Containers business unit declined YoY by 9.3 percent to $230 million in the second quarter. Poor weather in the US affected beverage consumption impacting exports in the beer segment.

Domestic sales fell by 13.6 percent despite strong results in the soft drink non-returnable bottle segment. Weak demand in the beer, returnable soft drinks and food areas affected performance. However, exports remained strong for the second quarter, with a 6.6 percent increase in sales YoY, driven primarily by the wine and liquor segments.

Our Central American subsidiary's sales declined YoY by 21.7 percent reflecting weaker domestic demand and lower capacity utilization compared with last year when Mexican operations were oversold, shifting demand to Central America in order to continue serving our customers.

Glass Containers continues to develop new products that are consistent with the strategy to expand in niche markets. One of these projects was developed for our Coca-Cola bottlers in Mexico, as their non-returnable Contour package is re-introduced in the Mexican market with outstanding results. Volumes for this product have increased by 113 percent, from the first half of 2002 to the same period in 2003.

EBIT and EBITDA

For the quarter, EBIT and EBITDA declined YoY by 46.8 percent and 31.1 percent respectively due to the mentioned decline in sales and lower capacity utilization which resulted in minor fixed cost absorption. A less profitable sales mix and higher YoY energy and raw materials costs, also affected results.

We began to see recovery in June's results as additional volumes started to improved fix cost absorption setting the stage for a more optimistic second half of the year. We are also aligning available capacity to current market requirements.

Table 8
Glass Containers
(Millions)

			YoY%			YoY%			YoY%
	2Q'03	2Q'02	Change	6M'03	6M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
Consolidated Net sales	2,388	2,616	(8.7)	4,616	4,943	(6.6)	9,755	9,980	(2.2)
Net Sales
Domestic Sales	1,432	1,617	(11.5)	2,774	3,058	(9.3)	6,009	6,171	(2.6)
Exports	706	677	4.3	1,297	1,269	2.2	2,525	2,544	(0.8)
Foreign Subsidiaries	251	322	(22.2)	546	616	(11.4)	1,222	1,264	(3.3)
EBIT	192	356	(46.1)	361	640	(43.6)	930	1,019	(8.7)
EBITDA	421	603	(30.2)	824	1,133	(27.3)	1,880	2,033	(7.5)

EBIT Margin	8.0%	13.6%	-5.6 pp	7.8%	12.9%	-5.1 pp	9.5%	10.2%	-0.7 pp
EBITDA Margin	17.6%	23.0%	-5.4 pp	17.8%	22.9%	-5.1 pp	19.3%	20.4%	-1.1 pp

Nominal Dollars
Consolidated Net sales	230	254	(9.3)	437	486	(10.0)	928	975	(4.8)
Domestic Sales	138	160	(13.6)	260	309	(15.6)	571	618	(7.7)
Export Sales	68	64	6.6	124	119	4.1	240	238	0.9
Foreign Subsidiaries	24	30	(20.4)	52	58	(9.4)	116	118	(1.4)
EBIT	18	35	(46.8)	34	63	(45.7)	89	100	(11.2)
EBITDA	41	59	(31.1)	78	113	(30.9)	179	201	(10.8)

EBIT Margin	8.0%	13.7%	-5.7 pp	7.9%	13.0%	-5.1 pp	9.6%	10.3%	-0.7 pp
EBITDA Margin	17.6%	23.2%	-5.6 pp	17.8%	23.2%	-5.4 pp	19.3%	20.6%	-1.3 pp

Glass Containers
Domestic (Millions of Units)	910	1,066	(14.6)	1,777	2,005	(11.4)	3,887	3,877	0.3
Exports (Millions of Units)	311	315	(1.3)	573	572	0.1	1,145	1,152	(0.6)
Total	1,221	1,381	(11.5)	2,349	2,578	(8.9)	5,032	5,029	0.1
Capacity utilization (furnaces)	80%	96%	(16.3)	79%	94%	(15.8)
Capacity utilization (production lines)	84%	93%	(9.7)	83%	91%	(8.8)

Soda Ash (Thousands Tons)	137.4	137.5	(0.1)	272.0	267.0	1.9	548.7	543.9	0.9
Capacity utilization	92%	98%	(5.6)	94%	98%	(4.1)

Aluminium Cans (Million of Units)	272.8	275.3	(0.9)	483.4	467.6	3.4	993.8	994.5	5.2
Capacity utilization	72%	73%	(0.9)	76%	64%	18.2

Glassware
(11 percent of Consolidated Sales)

Sales

YoY consolidated net sales at Glassware declined 8.5 percent to US$64 million. Domestic sales weakened as a result of lower demand in the industrial segment, such as packaging products for the food industry and promotional products given as incentives by our customers. The business unit continues to be faced with an economy coming through a challenging period, with a war recently concluded and a noticeable consumer apprehension.

Export sales declined by 12.5 percent YoY as a result of weaker demand from the hotel and food service segment.

EBIT and EBITDA

EBIT and EBITDA posted a decrease YoY of 54.3 percent and 36.2 percent, respectively, due to lower capacity utilization generated by lower sales and a less profitable sales mix, as well as an inventory reduction as part of our strategy to increase liquidity. Higher YoY energy and raw materials cost also affected results.

However, June's results showed an increase in capacity utilization from 50 percent to 60 percent QoQ as Glassware continues its focus on value added products by joining marketing forces with customers, targeted toward the end user.

Table 9
Glassware
(Millions)

			YoY%			YoY%			YoY%
	2Q'03	2Q'02	Change	6M'03	6M'02	Change	LTM'03	LTM'02	Change

Constant Pesos
Consolidated Net sales	662	714	(7.2)	1,227	1,290	(4.9)	2,566	2,696	(4.8)
Net Sales
Domestic Sales	454	477	(4.7)	842	884	(4.7)	1,774	1,893	(6.3)
Exports	208	237	(12.3)	385	406	(5.2)	792	803	(1.4)
EBIT	55	118	(53.6)	43	155	(72.4)	152	338	(55.0)
EBITDA	121	187	(35.2)	181	293	(38.4)	433	606	(28.5)

EBIT Margin	8.3%	16.6%	-8.3 pp	3.5%	12.0%	-8.5 pp	5.9%	12.5%	-6.6 pp
EBITDA Margin	18.3%	26.2%	-7.9 pp	14.7%	22.7%	-8 pp	16.9%	22.5%	-5.6 pp

Nominal Dollars
Consolidated Net sales	64	70	(8.5)	116	128	(9.8)	244	267	(8.6)
Domestic Sales	44	47	(6.6)	79	89	(10.6)	169	189	(10.9)
Export Sales	20	23	(12.5)	36	39	(7.9)	75	78	(2.9)
EBIT	5	12	(54.3)	4	15	(71.8)	15	33	(55.7)
EBITDA	12	18	(36.2)	17	29	(41.0)	41	60	(31.1)

EBIT Margin	8.3%	16.6%	-8.3 pp	3.7%	11.9%	-8.2 pp	6.0%	12.4%	-6.4 pp
EBITDA Margin	18.3%	26.3%	-8 pp	14.9%	22.7%	-7.8 pp	17.0%	22.5%	-5.5 pp

Sales mix glassware products (Volume terms)
Retail	35.8%	36.4%	-0.6 pp	33.3%	31.0%	2.3 pp	27.3%	28.3%	-1 pp
Wholesaler	25.2%	22.0%	3.2 pp	27.2%	23.4%	3.8 pp	25.7%	24.5%	1.2 pp
Industrial	33.8%	36.2%	-2.4 pp	33.9%	40.2%	-6.3 pp	42.2%	42.6%	-0.4 pp
OEM	5.2%	5.4%	-0.2 pp	5.6%	5.4%	0.2 pp	4.8%	4.7%	0.1 pp

Capacity utilization (furnaces)	60.0%	68.2%	-8.2pp
Capacity utilization (production lines)	71.6%	82.9%	-11.3pp
Sales mix plastic products (Volume terms)
Industrial	81.7%	83.7%	-2 pp	82.3%	82.4%	-0.1 pp	84.2%	80.3%	3.9 pp
Retail	18.3%	16.3%	2 pp	17.7%	17.6%	0.1 pp	15.8%	19.7%	-3.9 pp

Year End 2003 Outlook

Looking ahead to year end we remain cautiously optimistic and base our estimates on a gradually improving US economy that will have a positive impact on Mexico's GDP.

For Flat Glass, we expect the domestic construction market outlook to improve based on returns from our focus on service and a broader product line. In addition, our already refurnished Monterrey (VF2) furnace is operating at full capacity with increased efficiency and capacity. Expected increases in general construction spending in Mexico should have a positive impact on domestic flat glass demand. The U.S. construction market shall remain flat for the rest of the year.

In the automotive segment, an increase in purchase orders from one of our OEM clients will generate additional demand that will result in better utilization levels for the rest of the year.

In Glass Containers, the Company has aligned its capacity utilization levels in anticipation of additional demand. In addition, the forecasted launch of several other new projects set the stage for a better second half.

Higher export purchase orders in Glassware imply an increase in capacity utilization during the second half especially for the hotel and food service segments. Moreover, the business unit will benefit from the seasonal demand in the industrial segment. Expected increases in personal consumption in both the U.S. and Mexico should also have a positive impact on results.

Key Developments

Debt Refinancing

Vitro America's Securitization Agreement

On June 27, 2003, Vitro America, our Flat Glass subsidiary in the U.S. established into a US$40 million accounts receivable securitization facility with Wachovia Bank to replace the former securitization program. On June 30, 2003 it sold Wachovia US$33 million in account receivables. The proceeds from the sale of receivables is included in the "Cash and Cash Equivalents" item as of June 30, 2003 but were used during the first days of July to pay down other debt.

Flat Glass financing of new facility at Mexicali

During June 2003, the Company entered into a bridge loan agreement with ABN Amro Bank to finance the new float being built at Mexicali in conjunction with AFG Industries, the U.S. subsidiary of Asahi Glass Inc. The bridge loan facility is for a total amount of US$40 million, from which US$22.4 million have already being disbursed. Vitro's current balance in this bridge loan is of US$11.2 million. Total financing expected for the construction of the new float is of US$60 million, from which Vitro participates on a 50 percent basis.

Committed Credit line at Vitro America

On June 27, 2003, Vitro America and Bank of America rollover a committed working capital credit facility of US$25 million for an additional 3 years with a maturity date on June 26, 2006.

Guarantee of Anchor Glass pension fund liability

As part of the disposal of Anchor Glass Inc., which we refer to as "Anchor Glass," in a transaction approved by the U.S. Bankruptcy Court, we entered into a term sheet which contemplated an agreement pursuant to which we would provide to the Pension Benefit Guaranty Corporation, which we refer to as the "PBGC," a United States governmental agency that guarantees pensions, a limited guaranty of Anchor's unfunded pension liability. No payments would be made under such a guaranty unless the PBGC terminated any of the covered pension plans, and the guaranty would be payable only to the extent the PBGC could not otherwise recover the unfunded liabilities from the entity that purchased Anchor's assets, which we refer to as "New Anchor." The amount of the guaranty was originally limited to $70 million. Under the guaranty, payments would not begin until August 1, 2002, and would then generally be payable in equal semiannual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guaranty would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guaranty would be reduced by $7 million semiannually until August 1, 2006, when the guaranty would expire if the plans did not terminate.

On April 15, 2002, New Anchor filed a pre-negotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On August 6, 2002, an amended plan of reorganization was confirmed, pursuant to which the plan resulting from the merger of the covered pension plans was terminated and the obligations there under were assumed by the PBGC in exchange for cash, securities and a commitment of reorganized New Anchor to make certain future payments.

On June 20, 2003, the PBGC wrote us, asserting that the plan had been terminated effective as of July 31, 2002 with an estimated unfunded liability of US$219 million. The PBGC stated that the value of the recovery from New Anchor and reorganized New Anchor amounts to no more than US$122.25 million; it alleged that the recovery that it secured in the bankruptcy was insufficient and that an under funding in excess of the Vitro limited guaranty had occurred. Accordingly, in such letter, the PBGC demanded payments pursuant to the term sheet of US$7 million on or before August 1, 2003 and of US$3.5 million semi-annually through August 1, 2011. We intend to contest this contingent liability. There are various issues concerning such demand and certain defenses that may be asserted by Vitro. Management is currently evaluating these issues and defenses. At this point, it is not possible to reasonably estimate the amounts that will ultimately be payable in response to such demand. When management is able to reasonably estimate those amounts, Vitro will establish an appropriate accounting reserve. As of this date, Vitro has not established any reserves in connection with such contingent liability

EBITDA Reconciliation

EBITDA consists of operating income plus depreciation, amortization and reserves for seniority premiums and pensions. The concept of EBITDA is presented because some of our investors have indicated to us that they consider it an appropriate measurement of the funds we have available to service our debt. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of our operating performance or to resources generated by continuing operations as a measure of our liquidity. Because not all companies calculate EBITDA identically, our presentation of EBITDA may not be comparable to other similarly entitled measures used by other companies.

The following table sets forth, for the periods indicated, the reconciliation of EBITDA to resources generated from continuing operations of each of our business units.

EBITDA Reconciliation
(Millions of Constant Pesos)

	2Q 2003	2Q 2002	6M 2003	6M 2002	LTM 2003	LTM 2002
Flat Glass:
EBITDA	373	433	803	850	1,505	1,806
Other expense net of witte-off of assets	(13)	(10)	(35)	(18)	(34)	(56)
Income and assets tax and workers' profit sharing, net of deferred taxes	(66)	(77)	(140)	(167)	(218)	(215)
Amortization of cost of debt issue	4	-	4	-	4	-
Gain (loss) from sale of subsidiaries	-	-	-	-	-	-
Total Financing Cost	(9)	(369)	(136)	(385)	(411)	(605)
Changes in working capital	50	(219)	50	(219)	281	(95)
Resources generated from operations	339	(243)	546	60	1,127	834

Glass Containers:
EBITDA	421	603	824	1,133	1,880	2,033
Other expense net of witte-off of assets	8	4	17	18	(3)	(55)
Income and assets tax and workers' profit sharing, net of deferred taxes	(49)	(11)	(89)	(50)	(158)	12
Amortization of cost of debt issue	3	4	7	10	14	26
Gain (loss) from sale of subsidiaries	-	-	-	-	-	-
Total Financing Cost	(46)	(697)	(279)	(707)	(678)	(1,068)
Changes in working capital	59	(532)	59	(532)	(203)	5
Resources generated from operations	396	(630)	539	(128)	853	952

Glassware
EBITDA	121	187	181	293	433	606
Other expense net of witte-off of assets	(3)	(4)	(5)	(7)	(28)	(46)
Income and assets tax and workers' profit sharing, net of deferred taxes	(15)	(2)	(25)	(17)	(42)	(16)
Amortization of cost of debt issue	-	-	1	1	1	1
Gain (loss) from sale of subsidiaries	-	-	-	-	-	-
Total Financing Cost	9	(113)	(22)	(104)	(85)	(139)
Changes in working capital	141	55	141	55	(168)	58
Resources generated from operations	254	123	271	221	111	465

Corporate and other eliminations:
EBITDA	(10)	(20)	(38)	(50)	(136)	(183)
Other expense net of witte-off of assets	15	(102)	16	(54)	463	(89)
Income and assets tax and workers' profit sharing, net of deferred taxes	22	(43)	29	-	7	(45)
Amortization of cost of debt issue	11	7	17	10	40	26
Gain (loss) from sale of subsidiaries	-	(67)	-	(67)	-	(67)
Total Financing Cost	(113)	(338)	(218)	(286)	(296)	(396)
Changes in working capital	(29)	576	(257)	115	(102)	281
Resources generated from operations	(104)	13	(451)	(332)	(24)	(473)

Conslidated:
EBITDA	905	1,203	1,770	2,226	3,683	4,262
Other expense net of witte-off of assets	7	(112)	(7)	(61)	398	(246)
Income and assets tax and workers' profit sharing, net of deferred taxes	(108)	(133)	(225)	(234)	(411)	(264)
Amortization of cost of debt issue	18	11	29	21	59	53
Gain (loss) from sale of subsidiaries	-	(67)	-	(67)	-	(67)
Total Financing Cost	(159)	(1,517)	(655)	(1,482)	(1,470)	(2,208)
Changes in working capital	221	(121)	(7)	(582)	(192)	249
Resources generated from operations	883	(736)	905	(179)	2,066	1,779

VITRO S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2003 (IN MILLIONS)

		Second Quarter							January - June						LTM
	INCOME STATEMENT	Constant Pesos		Nominal Dollars	Constant Pesos		Nominal Dollars	Constant Pesos		Nominal Dollars
Item		2003	2002	% Var.	2003	2002	% Var.		2003	2002	% Var.	2003	2002	% Var.	2003	2002	% Var.	2003	2002	% Var.
1	Consolidated Net Sales	5,966	6,287	(5.1)	575	608	(5.5)		11,616	11,939	(2.7)	1,100	1,168	(5.8)	23,924	24,416	(2.0)	2,274	2,376	(4.3)
2	Cost of Sales	4,474	4,357	2.7	431	422	2.2		8,646	8,326	3.8	818	816	0.2	17,554	17,291	1.5	1,668	1,685	(1.0)
3	Gross Income	1,493	1,930	(22.7)	144	186	(22.7)		2,970	3,613	(17.8)	282	352	(19.8)	6,370	7,125	(10.6)	606	691	(12.2)
4	SG&A Expenses	1,059	1,250	(15.3)	102	120	(15.3)		2,199	2,426	(9.3)	208	236	(11.7)	4,775	4,993	(4.4)	454	484	(6.2)
5	Operating Income	434	680	(36.2)	42	66	(36.5)		771	1,187	(35.1)	74	116	(36.2)	1,595	2,132	(25.2)	152	207	(26.3)

6	Interest Expense	465	400	16.3	45	39	14.3		901	781	15.4	85	78	8.2	1,775	1,686	5.3	169	168	0.2
7	Interest Income	33	21	56.9	3	2	58.5		74	25	194.6	7	2	187.0	186	37	406.4	18	4	390.5
8	Exchange Loss (Gain)	(158)	1,307	--	(15)	129	--		106	1,104	(90.4)	8	108	(93.0)	572	1,274	(55.1)	51	123	(58.4)
9	Gain from Monet. Position	116	168	(31.3)	11	17	(33.3)		278	379	(26.5)	26	38	(32.0)	691	715	(3.4)	65	72	(8.5)
10	Total Financing Cost	159	1,517	(89.5)	15	150	(89.9)		655	1,482	(55.8)	59	145	(59.2)	1,470	2,208	(33.4)	137	216	(36.7)
11	Other Income	(49)	60	--	(5)	6	--		(63)	(265)	76.0	(6)	(28)	78.1	249	(705)	--	25	(71)	--
12	Share in Net Income of Non-Consol. Assoc. Companies	-	-	--	-	-	--		(0)	(0)	4.9	(0)	(0)		(0)	0	--	(0)	(0)
13	Inc. (loss) bef. Tax & PSW	226	(777)	--	22	(78)	--		53	(559)	--	8	(58)	--	374	(780)	--	40	(80)	--
14	Income Tax and PSW	179	(344)	--	17	(34)	--		185	(447)	--	19	(45)	--	192	(453)	--	19	(46)	--
15	Net Inc. (loss) Cont. Opns.	47	(433)	--	5	(43)	--		(132)	(112)	(18.5)	(10)	(12)	18.0	181	(327)	--	21	(34)	--
16	Income (loss)of Discont. Oper.	-	(172)	--	-	(17)	--		-	(120)	--	-	(11)	--	(0)	(107)	(100.0)	(0)	(10)	(100.0)
17	Extraordinary Items, Net			--			--				--			--			--			--
18	Net Income (Loss)	47	(605)	--	5	(60)	--		(132)	(232)	42.9	(10)	(24)	57.1	181	(434)	--	21	(44)	--
19	Net Income (loss) of Maj. Int.	(15)	(517)	97.1	(1)	(51)	97.2		(240)	(317)	24.2	(21)	(32)	35.3	28	(676)	--	6	(68)	--
20	Net Income (loss) of Min. Int.	62	(88)	--	6	(9)	--		108	84	27.3	11	8	26.2	153	242	(36.7)	15	24	(37.3)

VITRO S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2003 (IN MILLIONS)

		Constant Pesos				Nominal Dollars
Item	BALANCE SHEET	2003	2002	% Var.	2003	2002	% Var.		FINANCIAL INDICATORS			2Q'03	2Q'02
21	Cash & Cash Equivalents	1,646	1,368	20.3	158	130	21.8	Debt/EBITDA (LTM, times)		4.1	3.8
22	Trade Receivables	2,227	2,156	3.3	214	205	4.1	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.3	2.6
23	Inventories	3,637	3,509	3.6	349	334	4.5	Debt / Firm Value (times)		0.6	0.6
24	Other Current Assets	1,247	1,291	(3.4)	120	123	(2.5)	Debt/Equity (times)			1.8	1.7
25	Current Assets from Disc. Operations	-	1,336	--	-	128	--	Total Liab./Stockh. Equity (times)		2.6	2.6
26	Total Current Assets	8,757	9,660	(9.3)	841	920	(8.6)	Curr. Assets/Curr. Liab. (times)		0.9	0.8
27	Inv. in Uncons. Subs.	-	-	--	-	-	--	Sales/Assets (times)			0.8	0.8
28	Prop., Plant & Equipment	18,816	19,160	(1.8)	1,806	1,833	(1.5)	EPS (Ps$) *			(0.06)	(1.87)
29	Deferred Assets	1,900	1,865	1.9	182	177	2.8	EPADR (US$) *			(0.02)	(0.56)
30	LT Assets from Disc. Operations	-	3,015	--	-	289	--	* Based on the weighted average shares outstanding.
31	Other Long-Term Assets	355	441	(19.4)	34	42	(19.1)
32	Total Assets	29,829	34,141	(12.6)	2,863	3,262	(12.2)	OTHER DATA
								# Shares Issued (thousands)		324,000	324,000
33	Short-Term & Curr. Debt	4,667	6,293	(25.8)	448	603	(25.6)
34	Trade Payables	2,156	2,567	(16.0)	207	245	(15.7)	# Average Shares Outstaning
35	Other Current Liabilities	2,487	1,814	37.1	239	172	38.4	(thousands)			275,973	276,019
36	Current Liabilities from Disc. Operations	-	1,735	--	-	166	--	Employees			26,213	28,135
37	Total Curr. Liab.	9,309	12,409	(25.0)	894	1,187	(24.7)
38	Long-Term Debt	10,358	9,472	9.3	994	908	9.5
39	Other LT Liabilities	1,953	2,057	(5.1)	187	197	(4.7)
40	LT Liabilities from Disc. Operations	-	683	--	-	66	--
41	Total Liabilities	21,620	24,622	(12.2)	2,075	2,357	(12.0)

42	Restated Capital Stock	7,258	7,258	-	697	697	-
43	Retained Earnings	(1,629)	(1,165)	39.8	(156)	(118)	32.9
44	Minority Interest	2,580	3,426	(24.7)	248	326	(24.1)
45	Total Shar. Equity	8,209	9,519	(13.8)	788	905	(12.9)